FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of  December, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


 1.  Name of company                         2.  Name of director

     COLT Telecom Group plc                      Robert Hawley


 3.  Please state whether notification       4.  Name of the registered
     indicates that it is in respect of          holder(s) and, if more than
     holding of the shareholder named in 2       one holder, the number of
     above or in respect of a                    shares held by each of them
     non-beneficial interest or in the case      (if notified)
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of an non-beneficial
     interest
                                                 Robert Hawley


 5.  Please state whether notification       6.  Please state the nature of the
     relates to a person(s) connected with       transaction. For PEP
     the director named in 2 above and           transactions please indicate
     identify the connected person(s)            whether general/single co PEP
                                                 and if discretionary/non
                                                 discretionary /non
                                                 discretionary
                                                 Purchase

 7.  Number of shares  8.  Percentage of     9.  Number of       10. Percentage
     /amount of stock      issued class          shares/amount       of issued
     acquired              (any treasury         of stock            class (any
                           shares held by        disposed            treasury
                           company should                            shares
                           not be taken                              held by
                           into account                              company
                           when calculating                          should not
                           percentage)                               be taken
                                                                     into
                                                                     account
                                                                     when
                                                                     calculating
                                                                     percentage)

             19,888        <0.01%


11.  Class of        12.  Price per         13.  Date of       14.  Date company
     security             share                  transaction        informed
     Ordinary             44.8036 pence          10.12.2004         13.12.2004


15.  Total holding following this            16.  Total percentage holding of
     notification                                 issued class following this
                                                  notification (any treasury
                                                  shares held by company should
                                                  not be taken into account when
                                                  calculating percentage)

                                   83,542         0.01 %


If a director has been granted options by the company please complete the following boxes.


17.  Date of grant                          18.  Period during which or date on
                                                 which exercisable


19.  Total amount paid (if any) for grant   20.  Description of shares or
      of the option                              debentures involved: class,
                                                  number

21.  Exercise price (if fixed at time of    22.  Total number of shares or
     grant) or indication that price is to       debentures over which options
     be fixed at time of exercise                held following this
                                                 notification

23.  Any additional information             24.  Name of contact and telephone
                                                 number for queries
     Open market purchase as part of             Adrian Goodenough 020 7947 1677
     non-executive fees


25. Name and signature of authorised company official responsible for making this notification

     Adrian Goodenough



Date of notification - 14.12.2004





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 14 December, 2004                              COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary